

The convergence of wireless & the Internet is revolutionizing the way we live & work.

New applications & systems are unlocking human potential at an unprecedented rate.

TESSCO is there.

Architecting solutions to deploy & use wireless systems.



Nasdaq: TESS

TESSCO
delivering innovation

Dear Fellow Shareowner,

Our Fiscal Year 2010 was excellent as we delivered a second consecutive record year. Our intense focus on delivering superior value to our customers resulted in increased market share and entrance into new exciting markets. Our intense commitment to productivity resulted in record earnings and returns to shareowners. We ended Fiscal Year 2010 in an excellent position to move into the future, leveraging on our successes and opportunities.

The convergence of wireless and the Internet is revolutionizing the way people live and work. New applications and systems are unlocking human potential at an unprecedented rate. Communication carriers, utilities, railroads, enterprises, governments, and consumers are investing to achieve increased effectiveness and productivity. TESSCO is there, at the forefront of this convergence, architecting and delivering the product and value chain solutions required. As a result, TESSCO's markets and industries served, product-solutions offered, and resulting revenue growth opportunities are greater than ever.

Financial Highlights

- FY 2010 revenues reached a record $522 million, increasing 8%.
- FY 2010 EPS grew by 45% over the previous year's record, and totaled $1.19.*
- FY 2010 EBITDA per share reached a record $2.49.*
- FY 2010 free cash flow totaled $11.8 million, or 129% of net income.
- Declared 50% increase in cash dividend in April 2010.
- 3-for-2 stock split on May 26, 2010.
- Share price increased from $7.31* on June 1, 2009 to $18.28* on June 1, 2010.

* Post 3-2 split on May 26, 2010

Goals for Fiscal Year 2011

Over the past three decades, TESSCO has evolved from a two-way radio, paging and cellular distributor to a leading provider of what is needed for deploying and using all wireless. Our focus has been on developing an enduring corporation, with an extraordinary team committed to intense customer focus, marketing innovation, operational excellence, and the creation of greater shareowner value.

Going forward, this commitment is even stronger, and our goals for Fiscal Year 2011 are aggressive:

- Extend TESSCO's brand and reputation as Your Total Source® for everything needed by builders, operators, and users in our existing and new markets – delivering what they need, when and where needed, complete and error free.
- Develop closer customer partnerships and extraordinary experiences.
- Expand our customer base, product selection – both manufacturer-branded and proprietary – and solutions offering, all at lower total costs.
- Provide industry-leading, Internet-based marketing, sales support and customer experience.
- Innovate and execute with quality and speed, for value creation and productivity in marketing, sales and operations.

We believe Fiscal Year 2011 will be our best year yet. We will measure our success by our growth of loyal customers that purchase many product areas from us, new markets, industries and applications supported, productivity and profitability, and resulting shareowner value. The operating foundation, capital, and team are all in place to make this happen.

Fiscal Year 2010 was an outstanding year. We at TESSCO thank our customers for their trust and business, our manufacturers for their valued partnerships, our team members who made the performance happen, and you, our shareowner, for your continued support.



Robert B. Barnhill, Jr.
Chairman, President and Chief Executive Officer

TESSCO
delivering innovation

Your Total Source®— Product & Value Chain Solutions Enabling Mobility & Data Wireless Systems.

Systems Supported:


Base Station Infrastructure


Wide Area Networks


Local Area Networks


Mobile Radio Communications


Remote Monitoring & Control


Security & Surveillance Networks


Mobility & User Device Performance

Leadership

Directors

Robert B. Barnhill, Jr.
Chairman, President and Chief Executive Officer
of TESSCO Technologies Incorporated

Jay G. Baitler
Executive Vice President of Staples, Inc.,
Contract Division

John D. Beletic
Venture Partner with Oak Investment Partners,
a venture capital firm

Benn R. Konsynski, Ph.D.
George S. Craft Professor of Business Administration
for Information Systems and Operations Management
at the Goizueta Business School of Emory University

Daniel Okrent
Edward R. Murrow Visiting Lecturer at the John F. Kennedy
School of Government at Harvard University

Dennis J. Shaughnessy
Chairman of the Board of FTI Consulting Inc.

Morton F. Zifferer, Jr.
Chairman and CEO of New Standard Corporation,
a metal products manufacturer

Jerome C. Eppler
Owner of Eppler & Company, a private financial advisor
(Director Emeritus)

Officers

Robert B. Barnhill, Jr.
Chairman, President and Chief Executive Officer

Gerald T. Garland
Senior Vice President
Solutions Development and Product Management

Douglas A. Rein
Senior Vice President
Performance Systems and Operations

Said Tofighi
Senior Vice President
Market Development and Sales

David M. Young
Senior Vice President, Chief Financial Officer
and Corporate Secretary

Donna R. Balinkie
Vice President

Robert D. Dawson
Vice President

P. Douglas Dollenberg, Jr.
Vice President

Thomas F. Foster
Vice President

James R. Gaarder
Vice President

Jeffrey A. Kaufman
Vice President

Cynthia L. King
Vice President

Harold S. Kuff
Vice President

Steven E. Lehukey
Vice President

Jeffrey K. Lime
Vice President

Elizabeth S. Robinson
Vice President

Nicholas J. Salatino
Vice President

Jeffrey L. Shockey
Vice President

Mary Beth Smith
Vice President

Aric M. Spitulnik
Vice President

Damon M. Weatherill
Vice President

Shareowner Information

Annual Meeting

The Annual Meeting of Shareowners is scheduled to be held at 9:00 a.m., Wednesday, July 28, 2010:

TESSCO Technologies Incorporated
375 West Padonia Road
Timonium, MD 21093

Investor Relations

Analysts, investors and shareowners seeking additional information about TESSCO Technologies Incorporated are invited to contact:

Lippert/Heilshorn & Associates, Inc.

800 Third Avenue, 17th Floor
New York, NY 10022

Telephone: 212.838.3777
Facsimile: 212.838.4568
Internet: www.lhai.com

David M. Young

375 West Padonia Road
Timonium, MD 21093

Telephone: 410.229.1380
Facsimile: 410.229.1656
Email: young@tessco.com

A copy of the Company's Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission is available without charge on the SEC Website, www.sec.gov, or upon request to the address above.

TESSCO on NASDAQ

TESSCO's common stock trades on the NASDAQ Global Market under the symbol TESS.

Transfer Agent & Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
866.876.9769

Corporate Counsel

Ballard Spahr LLP
Baltimore, MD

Independent Public Accounting Firm

Ernst & Young LLP
Baltimore, MD

Corporate Governance

The highest ethical standards have always been integral to TESSCO's culture and business success. Guided by the "TESSCO Way," each director, officer and team member is expected to observe the highest standards of ethical behavior in the performance of his or her duties for the Company. The Company's Code of Business Conduct and Ethics can be found in the Investors section of our Website, www.tessco.com. From a corporate governance perspective, our seven member Board of Directors includes six independent directors. The audit, compensation and nominating committees are composed entirely of independent directors and their duties are authorized by board resolutions and committee charters. TESSCO is an Affirmative Action-Equal Opportunity Employer M/F/D/V.

Forward-looking Statements

This Report contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are based on current expectations. These forward-looking statements may generally be identified by the use of the words "may," "will," "believes," "should," "expects," "anticipates," "estimates," and similar expressions. Our future results of operations and other forward-looking statements contained in this report involve a number of risks and uncertainties. For a variety of reasons, actual results may differ materially from those described in any such forward-looking statement. Consequently, the reader is cautioned to consider all forward-looking statements in light of the risks to which they are subject.

We are not able to identify or control all circumstances that could occur in the future that may adversely affect our business and operating results. In addition to risk elsewhere discussed in our Annual Report on Form 10-K for the fiscal year ended March 28, 2010, included among the risks that could lead to a materially adverse impact on our business or operating results are loss of significant customers or relationships; the strength of the customers', vendors' and affinity partners' business; failure of our information technology system or distribution system; third-party freight carrier interruption; the termination or non-renewal of limited duration agreements or arrangements with our vendors and affinity partners which are typically terminable by either party upon several months notice; increased competition from competitors, including manufacturers or national and regional distributors of the products we sell, and the absence of significant barriers to entry which could result in pricing and other pressures on profitability and market share; technology changes in the wireless communications industry, which could lead to significant inventory obsolescence and/or our inability to offer key products that our customers demand; loss of customers either directly or indirectly as a result of consolidation among large wireless service carriers and others within the wireless communications industry; increasingly negative or prolonged adverse economic conditions, including those adversely affecting consumer confidence or consumer or business spending, or otherwise adversely affecting our vendors or customers, including their access to capital or liquidity or our customers' demand for or ability to fund or pay for the purchase of our products and services; our inability to access capital and obtain or retain financing as and when needed; transitional and other risks associated with acquisitions of companies that we may undertake in an effort to expand our business; our dependence on a relatively small number of suppliers and vendors, which could hamper our ability to maintain appropriate inventory levels and meet customer demand; the possibility that, for unforeseen reasons, we may be delayed in entering into or performing, or may fail to enter into or perform, anticipated contracts or may otherwise be delayed in realizing or fail to realize anticipated revenues or anticipated savings; inability to protect certain intellectual property, including systems and technologies on which we rely; and our inability to hire or retain for any reason our key professionals, management and staff.

TESSCO
delivering innovation

TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, MD 21031-1494
410.229.1300 (USA)
410.229.1200 (International)
investor@tessco.com
www.tessco.com



Your Total Source® — Product & Value Chain Solutions Enabling Mobility & Data Wireless Systems.

TESSCO
delivering innovation

Nasdaq: TESS